# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Opus Genetics, Inc., CIK 0001228627
CUSIP: 67577R102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 8 Davis Drive, Suite 220, Durham, North Carolina (NC), 27709
Date of event which requires filing of this statement: 04/30/2025
Filed by CIK 0002042266
Persons authorized to receive notices and communications: Russell Kelley, Managing Dir., Foundation Fighting Blindness RD Fund, 223 S. West Street, Suite 900, Raleigh, North Carolina (NC), 27603, 919-610-2064

## Reporting persons
- Foundation Fighting Blindness Retinal Degeneration Fund (CIK 0002042266): type of reporting person: corporation (CO), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,492,171; sole dispositive power 0; shared dispositive power 9,492,171; aggregate amount beneficially owned 9,492,171 (15.9% of the class)
  Comment: Percent of class represented in Row (11) is based on 59,629,197 shares of common stock, $0.00001 par value per share (the "Common Stock") of Opus Genetics, Inc., a Delaware corporation (the "Issuer") outstanding, which is the sum of the converted Series A non-voting convertible preferred stock, $0.0001 par value per share (the Preferred Stock") plus 45,483,823 shares of Common Stock outstanding as of March 27, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 31, 2025.
- Foundation Fight Blindness, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,492,171; sole dispositive power 0; shared dispositive power 9,492,171; aggregate amount beneficially owned 9,492,171 (15.9% of the class)
  Comment: Percent of class represented in Row (11) is based on 59,629,197 shares of the Issuer's Common Stock outstanding, which is the sum of the converted Preferred Stock plus 45,483,823 shares of the Issuer's Common Stock outstanding as of March 27, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Opus Genetics, Inc.
Address of issuer's principal executive offices: 8 Davis Drive, Suite 220, Durham, North Carolina (NC), 27709
Comment:
This Amendment No. 1 on Schedule 13D amends the statement on Schedule 13D, dated October 29, 2024 (the "Original Schedule 13D"), which relates to the Common Stock of the Issuer, filed by the Reporting Persons.

This Amendment No. 1 on Schedule 13D is being filed to show the change in percentage of beneficial ownership held by the Reporting Persons as a result of automatic conversion of the Issuer's Preferred Stock on the third business day after the date that the Issuer's stockholders approved the conversion of the Preferred Stock into shares of the Issuer's Common Stock, which approval occurred on April 30, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 9,492,171 - 15.9%
Number of shares as to which each person has sole or shared power to vote or dispose: 9,492,171
Transactions in the class effected during the past sixty days: Reference is made to the discussion in Item 3 of the Original Schedule 13D and the Form 3 filed by the Reporting Person on October 29, 2024 with the SEC pursuant to Section 16 of the Act and is available on the SEC's website at www.sec.gov. The information reported in the filings are expressly incorporated herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 5 - Joint Filing Agreement by and between the Reporting Persons.

## Signatures
- Foundation Fighting Blindness Retinal Degeneration Fund: /s/ Russell Kelley, Russell Kelley, Managing Director (05/06/2025)
- Foundation Fight Blindness, Inc.: /s/ Jason Menzo, Jason Menzo, Chief Executive Officer (05/06/2025)